

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 21, 2009

Mr. Daniel H. Schulman
Chief Executive Officer
Virgin Mobile USA, Inc.
10 Independence Boulevard
Warren, New Jersey 07059

> **RE: Virgin Mobile USA, Inc.
> Form 10-K for the year ended December 31, 2007
> Filed March 17, 2008
> File No. 1-33735**
>
> **Forms 10-Q for Fiscal Quarter Ended September 30, 2008
> Filed November 10, 2008**

Dear Mr. Schulman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Joseph H. Kaufman, Simpson Thacher & Bartlett LLP